Exhibit 99(b) Energy Future Holdings Corp. Consolidated Adjusted EBITDA Reconciliation (millions of dollars)

	Year Ended December 31,
	2011	2010
Net loss	$(1,913)	$(2,812)
Income tax expense (benefit)	(1,134)	389
Interest expense and related charges	4,294	3,554
Depreciation and amortization	1,499	1,407
EBITDA	$2,746	$2,538
Oncor distributions/dividends	116	169
Interest income	(2)	(10)
Amortization of nuclear fuel	142	140
Purchase accounting adjustments (a)	204	210
Impairment of goodwill	—	4,100
Impairment and write-down of other assets (b)	433	15
Debt extinguishment gains	(51)	(1,814)
Equity in earnings of unconsolidated subsidiary	(286)	(277)
Unrealized net gain resulting from hedging and trading transactions	(58)	(1,221)
EBITDA amount attributable to consolidated unrestricted subsidiaries	—	1
Amortization of "day one" net loss on Sandow 5 power purchase agreement	—	(22)
Noncash compensation expense (c)	13	18
Severance expense	7	4
Transition and business optimization costs (d)	39	4
Transaction and merger expenses (e)	37	48
Restructuring and other (f)	73	(117)
Expenses incurred to upgrade or expand a generation station (g)	100	100
Adjusted EBITDA per Incurrence Covenant	$3,513	$3,886
Add Oncor Adjusted EBITDA (reduced by Oncor Holdings distributions)	1,523	1,354
Adjusted EBITDA per Restricted Payments Covenant	$5,036	$5,240
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(a)
Purchase accounting adjustments include amortization of the intangible net asset value of retail and wholesale power sales agreements, environmental credits, coal purchase contracts, nuclear fuel contracts and power purchase agreements and the stepped up value of nuclear fuel. Also include certain credits and gains on asset sales not recognized in net income due to purchase accounting. 2011 includes $46 million related to an asset sale.

(b)	Impairment of assets in 2011 includes impairment of emission allowances and certain mining assets due to EPA rule issued in July 2011.

(c)	Noncash compensation expenses represent amounts recorded under stock-based compensation accounting standards and exclude capitalized amounts.

(d)
Transition and business optimization costs include certain incentive compensation expenses, as well as professional fees and other costs related to generation plant reliability and supply chain efficiency initiatives.

(e)	Transaction and merger expenses primarily represent Sponsor Group management fees.

(f)
Restructuring and other includes gains on termination of a long-term power sales contract and settlement of amounts due from hedging/trading counterparty, fees related to the April 2011 amendment and extension of the TCEH Senior Secured Facilities, and reversal of certain liabilities accrued in purchase accounting.

(g)	Expenses incurred to upgrade or expand a generation station reflect noncapital outage costs.